September 29, 2006

Mr. William J. Brunner
Chief Financial Officer
First Indiana Corporation
135 North Pennsylvania Street
Suite 2800
Indianapolis, IN 46204

Re:

Form 10-K for the fiscal year ended December 31, 2005
File No. 000-14354

Dear Mr. Brunner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant